UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

IGT Secures Exclusive Wheel of Fortune Licensing Rights for
Gaming, Lottery, iGaming and iLottery via 10-Year Agreement

On June 5, 2023, International Game Technology PLC (NYSE:IGT) (the "Company") finalized a ten-year licensing agreement with Sony Pictures Television ("Sony") that grants the Company the exclusive rights to the Wheel of Fortune brand across gaming, lottery, iGaming and iLottery and includes rights to distribute Wheel of Fortune content for free-to-play social casinos. The contract will run from January 1, 2025 to December 31, 2034, with minimum license fees of $312.5 million over the term, and extends the Company's partnership with Sony dating back to 1996.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release - IGT Secures Exclusive Wheel of Fortune Licensing Rights for Gaming, Lottery, iGaming and iLottery via 10-Year Agreement with Sony Pictures Television

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release - IGT Secures Exclusive Wheel of Fortune Licensing Rights for Gaming, Lottery, iGaming and iLottery via 10-Year Agreement with Sony Pictures Television

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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